Exhibit 21.1

Subsidiaries of NetSpend Holdings, Inc.

Entity	Jurisdiction

NetSpend Corporation	Delaware
NetSpend Payment Services, Inc.	Delaware
Skylight Acquisition I, Inc.	Delaware
Skylight Financial, Inc.	Delaware